INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 25, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of All Terrain Opportunity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Jeffery Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 21, 2020, regarding Post-Effective Amendment No. 199 to the Registrant’s registration statement filed on Form N-1A with respect to the All Terrain Opportunity Fund (the “Fund”), a series of the Registrant. Responses will be included in Post-Effective Amendment No. 208 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table and Example

1.	Please provide the completed fee table and expense example for the Fund in correspondence to the Commission in advance of filing the Amendment.

Response: The Fund’s completed fee and expenses table and expense example, which will be included in the Amendment, is as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

		Institutional Class
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		None
Redemption fee if redeemed within 60 days of purchase (as a percentage of amount redeemed)		1.00%
Wire fee		$20
Overnight check delivery fee		$25
Retirement account fees (annual maintenance fee)		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.40%
Distribution and service (Rule 12b-1) fees		None
Other expenses		0.75%
Shareholder service fee	0.09%
All other expenses	0.66%
Acquired fund fees and expenses		0.48%
Total annual fund operating expenses[1]		2.63%
Fees waived and/or expenses reimbursed[1]		(0.55)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]		2.08%

1	The total annual fund operating expenses and net operating expenses after fee waiver and/or expense reimbursements do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.
2	Castle Financial & Retirement Planning Associates, Inc. (“Castle Financial”) and Foothill Capital Management, LLC (“FCM”), the Fund’s advisors (collectively referred to as the “Advisors”), have contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.60% of the average daily net assets of Institutional Class shares of the Fund. This agreement is in effect until February 28, 2021 and may be terminated before that date only by the Trust’s Board of Trustees. Any reduction in advisory fees or payment of the Fund’s expenses made by Castle Financial or FCM is not subject to reimbursement by the Fund.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$211	$765	$1,346	$2,923

2.	Confirm that any expenses associated with short sales are reflected in the fee and expenses table.

Response: The Registrant so confirms.

3.	Footnote 2 to the fees and expense table states “Castle Financial & Retirement Planning Associates, Inc. (“Castle Financial”) and Foothill Capital Management, LLC (“FCM”), the Fund’s advisors (collectively referred to as the “Advisors”), have contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.60% of the average daily net assets of Institutional Class shares of the Fund. This agreement is in effect until February 28, 2021 for Castle Financial and February 28, 2022 for FCM, and may be terminated before that date only by the Trust’s Board of Trustees. Any reduction in advisory fees or payment of the Fund’s expenses made by Castle Financial or FCM is not subject to reimbursement by the Fund.” Please confirm that when the expense limitation agreement expires with respect to Castle Financial on February 28, 2021, that FCM will continue to waive fees and/or pay operating expenses to ensure that total annual fund operating expenses do not exceed 1.60% until February 28, 2022.

Response: Similar to Castle Financial, FCM has agreed to waive fees and/or pay operating expenses through February 28, 2021. The Registrant has revised Footnote 2 as follows:

Castle Financial & Retirement Planning Associates, Inc. (“Castle Financial”) and Foothill Capital Management, LLC (“FCM”), the Fund’s advisors (collectively referred to as the “Advisors”), have contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.60% of the average daily net assets of Institutional Class shares of the Fund. This agreement is in effect until February 28, 2021 ~~for Castle Financial and February 28, 2022 for FCM~~ and may be terminated before that date only by the Trust’s Board of Trustees. Any reduction in advisory fees or payment of the Fund’s expenses made by Castle Financial or FCM is not subject to reimbursement by the Fund.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Diane J. Drake

Diane J. Drake

Secretary

4